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EXHIBIT 99.3

Unaudited Consolidated Financial Statements for the third quarter ended September 30, 2020

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions)	2020	2019	2020	2019

Revenues and Other Income

Operating revenues, net of royalties (note 3)	6 427	9 803	18 047	28 857

Other income (note 4)	30	93	411	534

	6 457	9 896	18 458	29 391

Expenses

Purchases of crude oil and products	2 356	3 402	6 955	9 309

Operating, selling and general (note 10)	2 275	2 793	7 398	8 424

Transportation	281	378	946	1 075

Depreciation, depletion, amortization and impairment (note 11)	1 738	1 484	7 406	4 459

Exploration	12	15	176	204

Gain on disposal of assets	(3)	(81)	(8)	(244)

Financing expenses (note 6)	35	433	1 241	562

	6 694	8 424	24 114	23 789

(Loss) Earnings before Income Taxes	(237)	1 472	(5 656)	5 602

Income Tax (Recovery) Expense

Current	(41)	356	(710)	1 284

Deferred	(184)	81	(795)	(916)

	(225)	437	(1 505)	368

Net (Loss) Earnings	(12)	1 035	(4 151)	5 234

Other Comprehensive Income (Loss)

Items That May be Subsequently Reclassified to Earnings:

Foreign currency translation adjustment	(52)	4	80	(144)

Items That Will Not be Reclassified to Earnings:

Actuarial gain (loss) on employee retirement benefit plans, net of income taxes	204	55	(195)	(258)

Other Comprehensive Income (Loss)	152	59	(115)	(402)

Total Comprehensive Income (Loss)	140	1 094	(4 266)	4 832

Per Common Share (dollars) (note 7)

Net (loss) earnings – basic and diluted	(0.01)	0.67	(2.72)	3.34

Cash dividends	0.21	0.42	0.89	1.26

See accompanying notes to the condensed interim consolidated financial statements.
48 2020 THIRD QUARTER Suncor Energy Inc.

CONSOLIDATED BALANCE SHEETS
(unaudited)

($ millions)	September 30 2020	December 31 2019

Assets

Current assets

Cash and cash equivalents	1 489	1 960

Accounts receivable	2 742	4 052

Inventories (note 10)	3 325	3 761

Income taxes receivable	791	133

Total current assets	8 347	9 906

Property, plant and equipment, net (note 11)	67 976	72 640

Exploration and evaluation	2 442	2 428

Other assets	1 271	1 194

Goodwill and other intangible assets	3 266	3 058

Deferred income taxes	200	209

Total assets	83 502	89 435

Liabilities and Shareholders' Equity

Current liabilities

Short-term debt	2 586	2 155

Current portion of long-term debt	293	—

Current portion of long-term lease liabilities	273	310

Accounts payable and accrued liabilities	4 642	6 555

Current portion of provisions	642	631

Income taxes payable	69	886

Total current liabilities	8 505	10 537

Long-term debt	15 424	12 884

Long-term lease liabilities	2 623	2 621

Other long-term liabilities	2 753	2 499

Provisions (note 12)	8 552	8 676

Deferred income taxes	9 301	10 176

Equity	36 344	42 042

Total liabilities and shareholders' equity	83 502	89 435

See accompanying notes to the condensed interim consolidated financial statements.
2020 THIRD QUARTER Suncor Energy Inc. 49

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions)	2020	2019	2020	2019

Operating Activities

Net (Loss) Earnings	(12)	1 035	(4 151)	5 234

Adjustments for:

Depreciation, depletion, amortization and impairment (note 11)	1 738	1 484	7 406	4 459

Deferred income tax (recovery) expense	(184)	81	(795)	(916)

Accretion (note 6)	71	66	209	205

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt (note 6)	(307)	133	290	(378)

Change in fair value of financial instruments and inventory	(89)	(28)	63	120

Gain on disposal of assets	(3)	(81)	(8)	(244)

Share-based compensation	(44)	66	(333)	(19)

Exploration	—	—	80	39

Settlement of decommissioning and restoration liabilities	(39)	(123)	(183)	(313)

Other	35	42	77	78

Decrease (increase) in non-cash working capital	79	461	(794)	(148)

Cash flow provided by operating activities	1 245	3 136	1 861	8 117

Investing Activities

Capital and exploration expenditures	(941)	(1 516)	(2 959)	(3 783)

Proceeds from disposal of assets	5	96	12	262

Other investments	(3)	(35)	(90)	(134)

Decrease (increase) in non-cash working capital	130	389	(414)	383

Cash flow used in investing activities	(809)	(1 066)	(3 451)	(3 272)

Financing Activities

Net (decrease) increase in short-term debt	(370)	(572)	354	(1 527)

Net increase in long-term debt	—	—	2 634	557

Lease liability payments	(83)	(88)	(254)	(230)

Issuance of common shares under share option plans	—	18	29	59

Repurchase of common shares (note 8)	—	(756)	(307)	(1 822)

Distributions relating to non-controlling interest	(3)	(2)	(8)	(6)

Dividends paid on common shares	(321)	(650)	(1 350)	(1 970)

Cash flow (used in) provided by financing activities	(777)	(2 050)	1 098	(4 939)

(Decrease) Increase in Cash and Cash Equivalents	(341)	20	(492)	(94)

Effect of foreign exchange on cash and cash equivalents	(16)	8	21	(38)

Cash and cash equivalents at beginning of period	1 846	2 061	1 960	2 221

Cash and Cash Equivalents at End of Period	1 489	2 089	1 489	2 089

Supplementary Cash Flow Information

Interest paid	140	133	648	639

Income taxes paid	118	482	696	880

See accompanying notes to the condensed interim consolidated financial statements.
50 2020 THIRD QUARTER Suncor Energy Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)

At December 31, 2018	25 910	540	1 076	16 479	44 005	1 584 484

Adoption of IFRS 16 impact	—	—	—	14	14	—

At January 1, 2019, adjusted	25 910	540	1 076	16 493	44 019	1 584 484

Net earnings	—	—	—	5 234	5 234	—

Foreign currency translation adjustment	—	—	(144)	—	(144)	—

Actuarial loss on employee retirement benefit plans, net of income taxes of $89	—	—	—	(258)	(258)	—

Total comprehensive (loss) income	—	—	(144)	4 976	4 832	—

Issued under share option plans	76	(16)	—	—	60	1 737

Repurchase of common shares for cancellation (note 8)	(722)	—	—	(1 100)	(1 822)	(44 158)

Change in liability for share repurchase commitment	17	—	—	6	23	—

Share-based compensation	—	42	—	—	42	—

Dividends paid on common shares	—	—	—	(1 970)	(1 970)	—

At September 30, 2019	25 281	566	932	18 405	45 184	1 542 063

At December 31, 2019	25 167	566	899	15 410	42 042	1 531 874

Net loss	—	—	—	(4 151)	(4 151)	—

Foreign currency translation adjustment	—	—	80	—	80	—

Actuarial loss on employee retirement benefit plans, net of income taxes of $60	—	—	—	(195)	(195)	—

Total comprehensive income (loss)	—	—	80	(4 346)	(4 266)	—

Issued under share option plans	36	(5)	—	—	31	804

Repurchase of common shares for cancellation (note 8)	(124)	—	—	(183)	(307)	(7 527)

Change in liability for share repurchase commitment	65	—	—	103	168	—

Share-based compensation	—	26	—	—	26	—

Dividends paid on common shares	—	—	—	(1 350)	(1 350)	—

At September 30, 2020	25 144	587	979	9 634	36 344	1 525 151

See accompanying notes to the condensed interim consolidated financial statements.
2020 THIRD QUARTER Suncor Energy Inc. 51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Calgary, Alberta. The company is focused on developing one of the world's largest petroleum resource basins – Canada's Athabasca oil sands. In addition, the company explores for, acquires, develops, produces and markets crude oil in Canada and internationally, transports and refines crude oil, and markets petroleum and petrochemical products primarily in Canada. The company also operates a renewable energy business and conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products, and power.

The address of the company's registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements of the company for the year ended December 31, 2019.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company's consolidated financial statements for the year ended December 31, 2019.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates, Assumptions and Judgments

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company's consolidated financial statements for the year ended December 31, 2019.

On January 30, 2020, the World Health Organization declared the Coronavirus disease (COVID-19) outbreak a Public Health Emergency of International Concern and, on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of COVID-19 include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. These measures have caused significant disruption to business operations and a significant increase in economic uncertainty, with reduced demand for commodities leading to volatile prices and currency exchange rates, and a decline in long-term interest rates. Our operations and business are particularly sensitive to a reduction in the demand for, and prices of, commodities that are closely linked to Suncor's financial performance, including crude oil, refined petroleum products (such as jet fuel and gasoline), natural gas and electricity. The potential direct and indirect impacts of the economic downturn have been considered in management's estimates, and assumptions at period end have been reflected in our results with any significant changes described in the relevant financial statement note.

The COVID-19 pandemic is an evolving situation that will continue to have widespread implications for our business environment, operations and financial condition. Management cannot reasonably estimate the length or severity of this pandemic, or the extent to which the disruption may materially impact our consolidated statements of comprehensive (loss) income, consolidated balance sheets and consolidated statements of cash flows in fiscal 2020.

(e) Income Taxes

The company recognizes the impacts of income tax rate changes in earnings in the period that the applicable rate change is enacted or substantively enacted.

52 2020 THIRD QUARTER Suncor Energy Inc.

(f) Government Grants

Government grants are recognized when the company has reasonable assurance that it has complied with the relevant conditions of the grant and that it will be received. The company recognizes the grant against the financial statement line item that it is intended to compensate, or to Other income if the grant is recognized in a different period than the underlying transaction.

(g) Adoption of New IFRS Standards

Definition of a Business

In October 2018, the IASB issued Definition of a Business (Amendments to IFRS 3). The amendments narrowed and clarified the definition of a business. The amendments include an election to use a concentration test. This is a simplified assessment that results in treatment of an acquisition as an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets. If an election to use a concentration test is not made, or the test failed, then the assessment focuses on the existence of a substantive process. One important distinction is that "goodwill" can only be recognized as a result of acquiring a business, but not as a result of an asset acquisition. The company adopted the amendments prospectively on the effective date of January 1, 2020, and there was no impact to the company's consolidated financial statements as a result of the initial application.

2020 THIRD QUARTER Suncor Energy Inc. 53

3. SEGMENTED INFORMATION

The company's operating segments are reported based on the nature of their products and services and management responsibility.

Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

Three months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Revenues and Other Income

Gross revenues	1 949	3 472	512	746	4 027	5 912	5	5	6 493	10 135

Intersegment revenues	618	1 129	—	—	23	17	(641)	(1 146)	—	—

Less: Royalties	(36)	(235)	(30)	(97)	—	—	—	—	(66)	(332)

Operating revenues, net of royalties	2 531	4 366	482	649	4 050	5 929	(636)	(1 141)	6 427	9 803

Other income (loss)	40	63	(9)	15	(2)	13	1	2	30	93

	2 571	4 429	473	664	4 048	5 942	(635)	(1 139)	6 457	9 896

Expenses

Purchases of crude oil and products	171	284	—	—	2 840	4 276	(655)	(1 158)	2 356	3 402

Operating, selling and general	1 650	2 009	118	129	457	531	50	124	2 275	2 793

Transportation	236	344	24	19	31	30	(10)	(15)	281	378

Depreciation, depletion, amortization and impairment	1 242	1 037	261	220	214	209	21	18	1 738	1 484

Exploration	2	2	10	13	—	—	—	—	12	15

(Gain) Loss on disposal of assets	(2)	(3)	—	(77)	(2)	(1)	1	—	(3)	(81)

Financing expenses (income)	81	94	14	20	11	6	(71)	313	35	433

	3 380	3 767	427	324	3 551	5 051	(664)	(718)	6 694	8 424

(Loss) Earnings before Income Taxes	(809)	662	46	340	497	891	29	(421)	(237)	1 472

Income Tax (Recovery) Expense

Current	(137)	95	30	102	101	204	(35)	(45)	(41)	356

Deferred	(141)	62	(9)	19	12	19	(46)	(19)	(184)	81

	(278)	157	21	121	113	223	(81)	(64)	(225)	437

Net (Loss) Earnings	(531)	505	25	219	384	668	110	(357)	(12)	1 035

Capital and Exploration Expenditures	661	1 000	99	293	156	202	25	21	941	1 516

54 2020 THIRD QUARTER Suncor Energy Inc.

Nine months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Revenues and Other Income

Gross revenues	5 491	10 676	1 344	2 677	11 327	16 694	20	19	18 182	30 066

Intersegment revenues	2 045	3 246	—	—	69	65	(2 114)	(3 311)	—	—

Less: Royalties	(77)	(774)	(58)	(435)	—	—	—	—	(135)	(1 209)

Operating revenues, net of royalties	7 459	13 148	1 286	2 242	11 396	16 759	(2 094)	(3 292)	18 047	28 857

Other income (loss)	311	74	48	410	58	42	(6)	8	411	534

	7 770	13 222	1 334	2 652	11 454	16 801	(2 100)	(3 284)	18 458	29 391

Expenses

Purchases of crude oil and products	669	961	—	—	8 499	11 319	(2 213)	(2 971)	6 955	9 309

Operating, selling and general	5 430	6 042	362	391	1 385	1 597	221	394	7 398	8 424

Transportation	797	968	80	59	101	86	(32)	(38)	946	1 075

Depreciation, depletion, amortization and impairment	5 372	3 089	1 312	702	660	612	62	56	7 406	4 459

Exploration	60	114	116	90	—	—	—	—	176	204

Gain on disposal of assets	(2)	(13)	—	(228)	(6)	(3)	—	—	(8)	(244)

Financing expenses	254	237	31	48	26	33	930	244	1 241	562

	12 580	11 398	1 901	1 062	10 665	13 644	(1 032)	(2 315)	24 114	23 789

(Loss) Earnings before Income Taxes	(4 810)	1 824	(567)	1 590	789	3 157	(1 068)	(969)	(5 656)	5 602

Income Tax (Recovery) Expense

Current	(664)	244	47	526	162	757	(255)	(243)	(710)	1 284

Deferred	(643)	(675)	(161)	(103)	29	(42)	(20)	(96)	(795)	(916)

	(1 307)	(431)	(114)	423	191	715	(275)	(339)	(1 505)	368

Net (Loss) Earnings	(3 503)	2 255	(453)	1 167	598	2 442	(793)	(630)	(4 151)	5 234

Capital and Exploration Expenditures	2 108	2 440	409	789	334	504	108	50	2 959	3 783

2020 THIRD QUARTER Suncor Energy Inc. 55

Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue

The company derives revenue from the transfer of goods mainly at a point in time in the following major commodities, revenue streams and geographical regions:

Three months ended September 30	2020			2019
($ millions)	North America	International	Total	North America	International	Total

Oil Sands(1)

SCO and diesel	2 040	—	2 040	3 344	—	3 344

Bitumen	527	—	527	1 257	—	1 257

	2 567	—	2 567	4 601	—	4 601

Exploration and Production

Crude oil and natural gas liquids	311	200	511	393	352	745

Natural gas	—	1	1	—	1	1

	311	201	512	393	353	746

Refining and Marketing

Gasoline	1 953	—	1 953	2 704	—	2 704

Distillate	1 534	—	1 534	2 401	—	2 401

Other	563	—	563	824	—	824

	4 050	—	4 050	5 929	—	5 929

Corporate and Eliminations

	(636)	—	(636)	(1 141)	—	(1 141)

Total Revenue from Contracts with Customers	6 292	201	6 493	9 782	353	10 135

(1)
Prior period amounts have been reclassified to conform with current period presentation.

Nine months ended September 30	2020			2019
($ millions)	North America	International	Total	North America	International	Total

Oil Sands(1)

SCO and diesel	6 131	—	6 131	10 384	—	10 384

Bitumen	1 405	—	1 405	3 538	—	3 538

	7 536	—	7 536	13 922	—	13 922

Exploration and Production

Crude oil and natural gas liquids	790	551	1 341	1 391	1 282	2 673

Natural gas	—	3	3	—	4	4

	790	554	1 344	1 391	1 286	2 677

Refining and Marketing

Gasoline	4 979	—	4 979	7 470	—	7 470

Distillate	4 798	—	4 798	7 039	—	7 039

Other	1 619	—	1 619	2 250	—	2 250

	11 396	—	11 396	16 759	—	16 759

Corporate and Eliminations

	(2 094)	—	(2 094)	(3 292)	—	(3 292)

Total Revenue from Contracts with Customers	17 628	554	18 182	28 780	1 286	30 066

(1)
Prior period amounts have been reclassified to conform with current period presentation.
56 2020 THIRD QUARTER Suncor Energy Inc.

4. OTHER INCOME

Other income consists of the following:

	Three months ended September 30		Nine months ended September 30
($ millions)	2020	2019	2020	2019

Energy trading activities

(Losses) gains recognized in earnings	(15)	49	152	159

Losses on inventory valuation	(18)	(11)	(28)	(46)

Short-term commodity risk management	22	44	121	(2)

Investment and interest income	29	36	78	86

Insurance proceeds(1)	—	—	49	397

Other	12	(25)	39	(60)

	30	93	411	534

(1)
Nine months ended September 30, 2020 includes insurance proceeds for MacKay River within the Oil Sands segment, and nine months ended September 30, 2019 includes insurance proceeds for Syncrude and Libyan assets within the Oil Sands segment and Exploration and Production segment respectively.

5. SHARE-BASED COMPENSATION

The following table summarizes the share-based compensation (recovery) expense for all plans recorded within Operating, Selling and General expense:

	Three months ended September 30		Nine months ended September 30
($ millions)	2020	2019	2020	2019

Equity-settled plans	7	9	26	42

Cash-settled plans	(51)	58	(120)	211

	(44)	67	(94)	253

6. FINANCING EXPENSES

	Three months ended September 30		Nine months ended September 30
($ millions)	2020	2019	2020	2019

Interest on debt	225	205	666	617

Interest on lease liabilities	42	42	126	130

Capitalized interest	(29)	(29)	(94)	(85)

Interest expense	238	218	698	662

Interest on partnership liability	13	13	39	41

Interest on pension and other post-retirement benefits	14	15	41	45

Accretion	71	66	209	205

Foreign exchange (gain) loss on U.S. dollar denominated debt	(307)	133	290	(378)

Operational foreign exchange and other	6	(12)	(36)	(13)

	35	433	1 241	562

2020 THIRD QUARTER Suncor Energy Inc. 57

The company issued $1.25 billion of senior unsecured Series 7 Medium Term Notes maturing on April 9, 2030 during the second quarter of 2020. The Series 7 Medium Term Notes have a coupon of 5.00% and were priced at $99.697 per $100 principal amount for an effective yield of 5.039%. Interest on the Series 7 Medium Term Notes is paid semi-annually.

During the second quarter of 2020, the company issued US$450 million of senior unsecured notes maturing on May 15, 2023. The notes have a coupon of 2.80% and were priced at US$99.903 per US$100 principal amount for an effective yield of 2.834%. The company also issued US$550 million of senior unsecured notes maturing on May 15, 2025. The notes have a coupon of 3.10% and were priced at US$99.949 per US$100 principal amount for an effective yield of 3.111%. Interest on the 2.80% and 3.10% notes is paid semi-annually.

The company secured an additional $2.5 billion and $300 million of credit facilities in the first and second quarters of 2020, respectively, with its key banking partners under new credit agreements. These agreements have the same terms and covenants as our existing credit facilities.

7. (LOSS) EARNINGS PER COMMON SHARE

	Three months ended September 30		Nine months ended September 30
($ millions)	2020	2019	2020	2019

Net (loss) earnings	(12)	1 035	(4 151)	5 234

(millions of common shares)

Weighted average number of common shares	1 525	1 552	1 526	1 566

Dilutive securities:

Effect of share options	—	2	—	3

Weighted average number of diluted common shares	1 525	1 554	1 526	1 569

(dollars per common share)

Basic and diluted (loss) earnings per share	(0.01)	0.67	(2.72)	3.34

8. NORMAL COURSE ISSUER BID

On May 1, 2019, the company announced its intention to renew its existing normal course issuer bid (the 2019 NCIB) to continue to repurchase shares under its previously announced buyback program through the facilities of the Toronto Stock Exchange, the New York Stock Exchange and/or alternative trading platforms. Pursuant to the 2019 NCIB, the company was permitted to purchase for cancellation up to 50,252,231 of its common shares between May 6, 2019 and May 5, 2020. On December 23, 2019, Suncor announced an amendment to the 2019 NCIB, effective as of December 30, 2019, which allowed the company to increase the maximum number of common shares that could have been repurchased between May 6, 2019 and May 5, 2020 to 78,549,178. The COVID-19 pandemic has created significant uncertainly in the business environment and, consistent with our disciplined capital allocation strategy, share purchases have been suspended and the company decided not to renew the 2019 NCIB at this time.

The following table summarizes the share repurchase activities during the period:

	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2020	2019	2020	2019

Share repurchase activities (thousands of common shares)

Shares repurchased	—	19 206	7 527	44 158

Amounts charged to

Share capital	—	316	124	722

Retained earnings	—	440	183	1 100

Share repurchase cost	—	756	307	1 822

58 2020 THIRD QUARTER Suncor Energy Inc.

9. FINANCIAL INSTRUMENTS

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, short-term commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.

The changes in the fair value of non-designated derivatives are as follows:

($ millions)	Total

Fair value outstanding at December 31, 2019	(39)

Cash Settlements – received during the year	(286)

Changes in fair value recognized in earnings during the year	273

Fair value outstanding at September 30, 2020	(52)

(b) Fair Value Hierarchy

To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•
Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

•
Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs, or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes, and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

•
Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at September 30, 2020, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the company's non-designated derivative financial instruments measured at fair value for each hierarchy level as at September 30, 2020:

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Accounts receivable	56	56	—	112

Accounts payable	(128)	(36)	—	(164)

	(72)	20	—	(52)

During the third quarter of 2020, there were no transfers between Level 1 and Level 2 fair value measurements.

A substantial portion of the company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risk. While the industry has experienced credit downgrades due to the COVID-19 pandemic, Suncor has not been significantly affected as the majority of Suncor's customers are large and established downstream companies with investment grade credit ratings.

2020 THIRD QUARTER Suncor Energy Inc. 59

Non-Derivative Financial Instruments

At September 30, 2020, the carrying value of fixed-term debt accounted for under amortized cost was $15.7 billion (December 31, 2019 – $12.9 billion) and the fair value was $18.5 billion (December 31, 2019 – $16.1 billion). The increase in carrying value and fair value of debt is mainly due to issuance of new debt during the second quarter of this year. The estimated fair value of long-term debt is based on pricing sourced from market data.

10. INVENTORIES

($ millions)	September 30 2020	December 31 2019

Crude Oil(1)	1 422	1 689

Refined products	1 043	1 290

Materials, supplies and merchandise	860	782

	3 325	3 761

(1)
Includes $246 million of inventories held for trading purposes (December 31, 2019 – $210 million) which are measured at fair value less costs of disposal based on Level 1 and Level 2 fair value inputs.

At June 30, 2020, the company recorded a hydrocarbon inventory write-down to net realizable value of $61 million ($45 million after-tax) which was subsequently sold in the third quarter.

At March 31, 2020, the company recorded a hydrocarbon inventory write-down to net realizable value of $536 million ($397 million after-tax) which was subsequently sold in the second quarter.

11. ASSET IMPAIRMENT

The COVID-19 pandemic has resulted in a significant decrease in global demand for crude oil and commodity prices. In response, the company announced plans to reduce capital and operating costs. As a result of these events, the company performed asset impairment tests on certain cash generating units (CGUs) in its Oil Sands and Exploration and Production segments as at March 31, 2020 and September 30, 2020 as the recoverable amounts of these CGUs were most sensitive to the combined reduction in crude oil prices and changes to their respective capital and operating plans. The impairment tests were performed using recoverable amounts based on the fair value less cost of disposal. An expected cash flow approach was used with the key assumptions discussed below (Level 3 fair value inputs):

Oil Sands

During the first quarter of 2020, the company recorded an impairment of $1.38 billion (net of taxes of $0.44 billion) on its share of the Fort Hills project in the Oil Sands segment using the following asset-specific assumptions:

•
WCS price forecast of US$9.00/bbl for the remainder of 2020, US$13.60/bbl in 2021, US$32.00/bbl in 2022, US$51.55/bbl in 2023 and US$52.90/bbl in 2024, escalating at 2% per year thereafter over the life of the project up to 2061, adjusted for asset-specific location and quality differentials;

•
the company's share of production of 47,000 bbls/d while the Fort Hills project operates on one primary extraction train for the remainder of 2020 through to 2021, and ramping up to two primary extraction trains during 2022 and then ranging from 96,000 to 106,000 bbls/d over the remaining life of the project;

•
cash operating costs averaging $32.00/bbl to $37.00/bbl while the Fort Hills project operates on one primary extraction train for the remainder of 2020 through to 2021, and ranging from $22.00/bbl to $24.00/bbl thereafter, as the project returns to two primary extraction trains over the remaining life of the project (expressed in real dollars). Cash operating costs reflect operating, selling and general expense adjusted for non-production costs, including share-based compensation, research costs, and excess power revenue; and

•
risk-adjusted discount rate of 7.5% (after-tax).

The recoverable amount of the Fort Hills CGU was $6.4 billion as at March 31, 2020. The recoverable amount estimate is most sensitive to price and discount rate. A 5% average decrease in price over the life of the project would have resulted in an increase to the impairment charge of approximately $1.1 billion (after-tax) on the company's share of the Fort Hills assets. A

60 2020 THIRD QUARTER Suncor Energy Inc.

1% increase in the discount rate would have resulted in an increase to the impairment charge of approximately $1.1 billion (after-tax) on the company's share of the Fort Hills assets.

No indicators of impairment or reversals of impairment were identified as at September 30, 2020.

Exploration and Production

During the first quarter of 2020, the company recorded an impairment of $285 million (net of taxes of $93 million) on its share of the Terra Nova assets and $137 million (net of taxes of $45 million) on its share of the White Rose assets in the Exploration and Production segment using the following asset-specific assumptions:

Terra Nova assets:

•
Brent price forecast of US$30.00/bbl for the remainder of 2020, US$35.00/bbl in 2021, US$50.00/bbl in 2022 and US$69.00/bbl in 2023, escalating at 2% per year thereafter over the life of the project to 2031 and adjusted for asset-specific location and quality differentials;

•
the company's share of production of approximately 6,200 bbls/d over the life of the project, including the benefit of the asset life extension project; and

•
risk-adjusted discount rate of 9.0% (after-tax).

The recoverable amount of the Terra Nova CGU was $24 million as at March 31, 2020.

No indicators of impairment or reversals of impairment were identified as at September 30, 2020.

White Rose assets:

•
Brent price forecast of US$30.00/bbl for the remainder of 2020, US$35.00/bbl in 2021, US$50.00/bbl in 2022 and US$69.00/bbl in 2023, escalating at 2% per year thereafter over the life of the project to 2036 and adjusted for asset-specific location and quality differentials;

•
the company's share of production of approximately 9,800 bbls/d over the life of the project;

•
the company's share of future capital expenditures of $1.435 billion, including the West White Rose expansion; and

•
risk-adjusted discount rate of 9.0% (after-tax).

The recoverable amount of the White Rose CGU was $185 million as at March 31, 2020. The recoverable amount estimate is most sensitive to price and discount rate. A 5% average decrease in price over the life of the project would have resulted in an increase to the impairment charge of approximately $83 million (after-tax) on the company's share of the White Rose assets. A 1% increase in the discount rate would have resulted in an increase to the impairment charge of approximately $45 million (after-tax) on the company's share of the White Rose assets.

In the third quarter of 2020, the operator of the West White Rose expansion project announced plans to evaluate the project scope, schedule and cost. As at September 30, 2020, the company performed an impairment test for the White Rose CGU and the estimated recoverable amount approximated its carrying value, as the impact of deferring production and capital by one year had offsetting impacts on the recoverable amount, thus no impairment or reversal of impairment was required.

12. PROVISIONS

Suncor's decommissioning and restoration provision decreased by $145 million for the nine months ended September 30, 2020. The decrease was primarily due to an increase in the credit-adjusted risk-free interest rate to 3.40% (December 31, 2019 – 3.30%).

2020 THIRD QUARTER Suncor Energy Inc. 61

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EXHIBIT 99.3